SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2015

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

We hereby inform our shareholders and the market in general that it was received on May 11, 2015, the Oficio 154/2015 / CVM / SEP / GEA-1 with a request for clarification, as transcribed below:

Mr. CFO,

 1. We refer to the article published on 05.11.2015 in the newspaper "O Estado de São Paulo", under the heading "Eletrobrás will merge distribution companies in the North Region" which contained the following statements:

“Eletrobrás prepares two mergers operation among its power distribution companies operating in the north of the country. The objective is to centralize management and reduce the costs of these distribution companies, in order to sell them in the future.

The plan, as ascertained by “O Estado de São Paulo”, is to transform the company “Boa Vista Energia” and “Companhia Energética de Roraima” (CERR) in a single company, which should be completed by the end of this year. As of the merger, the new company will be part of a new block to be sold in the North Region, adding to the operations of Amazonas Energia and “Companhia de Eletricidade do Amapá (CEA). To bring together these distributotion companies, Eletrobras believes that these companies will result in an asset of more value, thus more attractive to investors.

The second merger involves Eletronorte. This company will absorb the generation and transmission operations belonging to the Amazonas Energia. Amazonas Energia will keep only distribution part, to be sold separately. The first measures to facilitate the merger have already been taken. Recently, Eletrobras appointed the executive board of Eletronorte to perform the Amazonas Energia operations

The restructuring of Eletrobras distribution companies is part of a company effort to sell these assets to the private sector and concentrate on generation and transmission projects.

As already reported By “O Estado de São Paulo”, Eletrobras also works to structure the offer of a single block of four distribution companies - Piauí (Cepisa), Alagoas (Ceal), Rondônia (Ceron) and Acre (Eletroacre) - which must take place between next 30 to 60 days.

CELG. The most advanced selling project, however, is the CELG, in which Eletrobras has partnership with the government of Goiás. The vice president and Chief Regulation Officer of CELG, Elie Chidiac, ensures that the company is attractive to investors. The company has 2.7 million consumer units, and forecast is that energy consumption in the state of Goias should increase 4% in this year and 17% in rural areas. The CELG has low rates of losses of energy. In addition, Goiás has facilities like flat and without environmental reserve areas, which makes it more attractive for investment. [...]

MARKET ANNOUNCEMENT

It was not been decided yet if Eletrobrás and the State of Goiás will sell the entire company or remain the minority partners. The agreement provides that the State of Goias and Eletrobras will remain with the same number of shares. The trend is to sell 100% of the operation "

2. In this regard, we ask the Eletrobras about the veracity of the statements conveyed in the news and, if confirmed, further clarify the reasons why the company decided not to deal with Relevant Fact pursuant to CVM Instruction n.º358 / 2002.

In compliance with the mentioned “Oficio”, Eletrobras clarifies that there is no decision taken by its management bodies in relation to the aforementioned merger, as was informed in that news.

Regarding CELG-D, according to the Market Announcement of May 7, 2015, there was the recommendation of the  “Conselho Nacional de Privatização” (CND) for inclusion of this distribution companies in the “Programa Nacional de Desestatização” (PND) and Eletrobras will deposit the shares representative of its shareholding in the share capital of CELG-D in the “Fundo Nacional de Desestatização” - FND, within five days from the Presidential Decree publication date. The aforementioned Market Announcement informs further that, after approval by the CND and control bodies, will be approved the conditions for sale of control of CELG-D by decision-making bodies of Eletrobras.

Also in relation to the distribution companies, as the Market Announcement held on 02.11.2014 and 02.13.2014, Banco Santander, hired by Eletrobrás, conducted studies on a restructuring plan model of this business area, however, so far was taken any decision on this matter by the management of Eletrobras.

Considering that, up to now, there is no business decision about the mentioned operation, there was no disclosure of Relevant Fact.

The Company will keep the market informed about this operation.

Rio de Janeiro, May 12, 2015.

Armando Casado de Araújo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2015
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.